UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Green Dot Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D102
(CUSIP Number)

JEFFREY B. OSHER
HARVEST CAPITAL STRATEGIES LLC
600 Montgomery Street, Suite 1700
San Francisco, California 94111
(415) 869-4433

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,609,172
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,609,172
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,609,172*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON IA

* Represents 3,609,172 Shares held in the Harvest Capital Accounts (as defined herein), including 500,000 Shares underlying call options exercisable within sixty (60) days hereof.

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,644,532
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,644,532
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,644,532*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON IN

* Represents (i) 3,497,532 Shares held in the Harvest Capital Accounts, including 500,000 Shares underlying call options exercisable within sixty (60) days hereof and (ii) 147,000 Shares held in the Osher Family Accounts (as defined herein).

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON DONALD DESTINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 111,640
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 111,640
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,640*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

* Represents 111,640 Shares held in the Harvest Capital Accounts.

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON CRAIG BAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)
Harvest Capital Strategies LLC, a Delaware limited liability company (“Harvest Capital”), with respect to the Shares beneficially owned by it as the investment adviser of certain managed accounts (the “Harvest Capital Accounts”);

(ii)	Jeffrey B. Osher, as a managing director of Harvest Capital, and as the beneficial owner of the Shares held in certain family accounts (the “Osher Family Accounts”);

(iii)	Donald Destino, as a managing director of Harvest Capital; and

(iv)	Craig Baum, as a managing director of Harvest Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Harvest Capital and Messrs. Osher, Destino and Baum is 600 Montgomery Street, Suite 1700, San Francisco, California 94111.

(c)           Harvest Capital is a registered investment adviser with the Securities and Exchange Commission and serves as the investment adviser to the Harvest Capital Accounts. Each of Messrs. Osher, Destino and Baum is a managing director of Harvest Capital.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Osher, Destino and Baum is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

CUSIP NO. 39304D102

The Shares held in the Harvest Capital Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 3,109,172 Shares held in the Harvest Capital Accounts is approximately $54,103,530, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 500,000 Shares beneficially owned by Harvest Capital is approximately $1,405,209, including brokerage commissions.  The Shares held in the Osher Family Accounts were purchased in the open market with personal funds.  The aggregate purchase price of the 147,000 Shares held in the Osher Family Accounts is approximately $2,317,255, including brokerage commissions.  The Shares owned by Mr. Baum were purchased in the open market with personal funds.  The aggregate purchase price of the 7,500 Shares owned directly by Mr. Baum is approximately $131,359, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 50,113,873 Shares outstanding, as of January 31, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016.

A.	Harvest Capital

(a)
As of the close of business on March 7, 2016, 3,609,172 Shares were held in the Harvest Capital Accounts, including 500,000 Shares underlying certain call options that are exercisable within sixty (60) days hereof.  Harvest Capital, as the investment adviser of the Harvest Capital Accounts, may be deemed the beneficial owner of the 3,609,172 Shares held in the Harvest Capital Accounts.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 3,609,172
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,609,172
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Capital through the Harvest Capital Accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Osher

(a)
As of the close of business on March 7, 2016, 147,000 Shares were held in the Osher Family Accounts, which Mr. Osher may be deemed to beneficially own.  Mr. Osher, as a managing director of Harvest Capital, may be deemed to be the beneficial owner of 3,497,532 Shares held in the Harvest Capital Accounts, including 500,000 Shares underlying certain call options that are exercisable within sixty (60) days hereof.

Percentage: Approximately 7.3%

CUSIP NO. 39304D102

(b)	1. Sole power to vote or direct vote: 3,644,532
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,644,532
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Osher through the Osher Family Accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.  The transactions in the Shares through the Harvest Capital Accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Destino

(a)	Mr. Destino, as a managing director of Harvest Capital, may be deemed to be the beneficial owner of 111,640 Shares held in the Harvest Capital Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 111,640
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 111,640
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Destino has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares through the Harvest Capital Accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Baum

(a)	As of the close of business on March 7, 2016, 7,500 Shares were held directly by Mr. Baum.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 7,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Baum since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on March 7, 2016, the Reporting Persons collectively beneficially owned an aggregate of 3,763,672 Shares, constituting approximately 7.5% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 39304D102

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Harvest Capital through the Harvest Capital Accounts sold short in the over the counter market American-style call options referencing an aggregate of 2,000 Shares, which have an exercise price of $20.00 per Share and expire on March 18, 2016.

On March 7, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Harvest Capital Strategies LLC, Jeffrey B. Osher, Donald Destino and Craig Baum, dated March 7, 2016.

CUSIP NO. 39304D102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2016

HARVEST CAPITAL STRATEGIES LLC

By:	/s/ Jeffrey B Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

/s/ Jeffrey B. Osher
JEFFREY B. OSHER

/s/ Donald Destino
DONALD DESTINO

/s/ Craig Baum
CRAIG BAUM

CUSIP NO. 39304D102

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HARVEST CAPITAL STRATEGIES LLC
(Through the Harvest Capital Accounts)

Sale of Class A Common Stock	(7,000)	$17.4725	01/25/2016
Purchase of Class A Common Stock	9,000	$17.2530	01/27/2016
Sale of Class A Common Stock	(5,000)	$17.3193	01/29/2016
Purchase of Class A Common Stock	1,287	$17.9893	02/05/2016
Purchase of Class A Common Stock	4,901	$17.5113	02/08/2016
Purchase of Class A Common Stock	5,564	$17.7437	02/11/2016
Purchase of Class A Common Stock	300	$17.7800	02/12/2016
Sale of March 2016 Call Option ($20 Strike)**	(20)*	$0.7100	02/17/2016
Purchase of Class A Common Stock	39,588	$20.4923	02/25/2016
Purchase of Class A Common Stock	160,113	$20.8469	02/26/2016
Purchase of Class A Common Stock	115,153	$20.6158	02/29/2016
Purchase of Class A Common Stock	48,821	$21.5123	03/03/2016
Purchase of Class A Common Stock	41,422	$21.7851	03/04/2016
Purchase of Class A Common Stock	57,023	$22.0905	03/07/2016

JEFFREY B. OSHER
(Through the Osher Family Accounts)

Purchase of Class A Common Stock	10,000	$17.3378	01/25/2016

CRAIG BAUM

Purchase of Class A Common Stock	7,500	$17.5057	01/25/2016

* Represents 2,000 shares underlying American-style call options sold in the over the counter market.  These call options expire on March 18, 2016.
** Represents a short sale.